UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G
Information Statement Pursuant to Rules 13d-1 and 13d-2
Under the Securities Exchange Act of 1934*
(Amendment No. 1)*
Coleman Cable, Inc.

(Name of Issuer)
Common Stock

(Title of Class of Securities)
193459302

(CUSIP Number)
December 31, 2008

Date of Event Which Requires Filing of the Statement
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☑	Rule 13d-1(d)
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	193459302	13 G/A	Page	2	of	6

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON The DB 2006 Trust

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

New York

	5	SOLE VOTING POWER

NUMBER OF		1,812,586 shares of Common Stock (1)

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,812,586 shares of Common Stock (1)

WITH	8	SHARED DISPOSITIVE POWER

0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,812,586 shares of Common Stock (1)

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

Approximately 10.8% as of December 31, 2008 (based on 16,786,895 shares of Common Stock issued and outstanding).

12	TYPE OF REPORTING PERSON

OO

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Item 1(a) Name of Issuer: COLEMAN CABLE, INC.
Item 1(b) Address of Issuer’s Principal Executive Offices:
1530 Shields Drive
Waukegan, IL 60085
Item 2(a) Name of Person Filing
Item 2(b) Address of Principal Business Office
Item 2(c) Citizenship
The DB 2006 Trust
c/o David Bistricer
4611 12th Avenue
Brooklyn, New York 11219
     2(d) Title of Class of Securities:
Common Stock, par value $0.001 per share
     2(e) CUSIP Number: 193459302
Item 3 If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Exchange Act;

(b)	☐	Bank as defined in Section 3(a)(6) of the Exchange Act;

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Exchange Act;

(d)	☐	Investment company registered under Section 8 of the Investment Company Act;

(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

CUSIP No.	193459302	13G/A	Page	4	of	6

(j)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).
     If this statement is filed pursuant to Rule 13d-1(c), check this box. ☐
Item 4 Ownership:
(a)	Amount beneficially owned:

1,812,586 shares of Common Stock

(b)	Percent of Class:

Approximately 10.8% as of December 31, 2008 (based on 16,786,895 shares of Common Stock issued and outstanding).

(c)	Number of shares as to which such person has:
(i)	sole power to vote or to direct the vote:

1,812,586 shares of Common Stock (1)

(ii)	shared power to vote or to direct the vote:
 0
(iii)	sole power to dispose or to direct the disposition of:

1,812,586 shares of Common Stock (1)

(iv)	shared power to dispose or to direct the disposition of:
 0
(1) Ester Bistricer, wife of David Bistricer, Michael Friedman and Lester Lipschutz are the trustees of The DB 2006 Trust, and a majority of the trustees, acting together, have the power to vote and to dispose or direct the vote and disposition of the reported shares.
Item 5 Ownership of Five Percent or Less of a Class:
If this statement is being filed to report the fact that as of the date hereof, the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.
Item 6 Ownership of More than Five Percent on Behalf of Another Person:
          Not Applicable.
Item 7 Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company:

CUSIP No.	193459302	13G/A	Page	5	of	6
          Not Applicable.
Item 8 Identification and Classification of Members of the Group:
          Not Applicable.
Item 9 Notice of Dissolution of Group:
          Not Applicable.
Item 10 Certification:
          Not Applicable.

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After reasonable inquiry and to the best of its knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.
Dated this 17th day of February, 2009

THE DB 2006 TRUST

By: Name:	/s/ Michael Friedman Michael Friedman, as Trustee

THE DB 2006 TRUST

By:	/s/ Lester E. Lipschutz

Name:	Lester E. Lipschutz, as Trustee